

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 22, 2009

Mr. Leonard Fluxman
President and Chief Executive Officer
Steiner Leisure Limited
Commonwealth of The Bahamas
Suite 104A, Saffrey Square
Nassau, The Bahamas

      Re: Steiner Leisure Limited
            Form 10-K for Fiscal Year Ended December 31, 2007
            Filed February 29, 2008
            File No. 000-28972

Dear Mr. Fluxman:

We have reviewed your response letter dated January 16, 2009 and have the following additional comment. Please respond within 10 business days from receipt of this letter and confirm that you intend to comply with our comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or future revisions are unnecessary. Please be as detailed as necessary in your explanation.

We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis

1. We have considered your response to comment six in our letter dated December 18, 2008. Please confirm that in future filings you intend to discuss how difficult it would be for your executives or how likely it would be for the company to achieve the undisclosed Business Unit Targets.

* * * * * *

Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3257 with any other questions.

Sincerely,

Celeste Murphy
Legal Branch Chief

cc: Robert C. Boehm, Executive Vice President and General Counsel
     Via Facsimile (305) 661-3248